STRICTLY PERSONAL AND CONFIDENTIAL

Mr N.W.A. FitzGerald

18 December 2001

Dear Niall,

Your Remuneration with effect from 1st January 2002

I am pleased to be able to confirm details of your remuneration package for next year. This will consist of the following elements:

1. Base Salary

With effect from 1st January 2002 your total annual base salary will amount to £940,000. The payment of this salary will continue to be split so that 70% is payable by Unilever PLC and 30% by Unilever N.V.

2. Annual Bonus

Your annual bonus entitlement for 2002 will range between 0% and 100% of your base salary of which one-quarter is paid in the form of Unilever shares. These shares are linked with a longer-term incentive arrangement which is described below.

The annual bonus will be payable in March 2003 in respect of the calendar year 2002. Up to 80% of your annual bonus will be awarded by reference to company results for the year 2002 and the remaining 20% will be awarded by reference to your personal performance.

3. Longer Term Incentives

3.1 Matching Shares
As mentioned in (2) above, one quarter of your annual bonus is paid in the form of Unilever shares. On its part the company will match this investment with the same number of shares. Both the “bonus shares” and the “matching shares” will have to be held for a period of three years. Once the three-year period has elapsed full ownership of the matching shares will pass to you.

3.2 Stock Options
The normal allocation of stock option grants is:

PLC shares: 80,000      NV shares: 12,000

The next grant of options (subject to the EPS conditions being met) will be made on 21st March 2002 and, in your case, will be provided under the Unilever PLC 1997 Share Option Scheme. As you know the precise number of shares to be granted in 2002 will depend on the EPS results of the company for the prior financial year (2001).

3.3 LTIP in Restricted Shares
Under the Unilever TSR LTIP plan you will be allotted shares in Unilever equivalent in value to €800,000 for the year 2002. This award will be made on 21st March 2002. After three years 0 – 200% of the allotted shares will vest dependent upon Unilever’s TSR (Total Shareholding Return) ranking in a peer group of 20 other comparative companies.

4. Personal Shareholding requirement

As you are aware, as part of the LTIP arrangements you are required to build up a personal share-holding in Unilever equivalent in value to one and a half times your Base Salary over a period of five years. I attach, for your information, some guidelines on this point.

With kind regards,

Jan van der Bijl
Head of Private Administration

STRICTLY PERSONAL AND CONFIDENTIAL

Mr A. Burgmans

18 December 2001

Dear Antony,

Your Remuneration with effect from 1st January 2002

I am pleased to be able to confirm details of your remuneration package for next year. This will consist of the following elements:

1. Base Salary

With effect from 1st January 2002 your total annual base salary will amount to €1,210,000. The payment of this salary will continue to be split so that 70% is payable by Unilever N.V. and 30% by Unilever PLC.

2. Annual Bonus

Your annual bonus entitlement for 2002 will range between 0% and 100% of your base salary of which one-quarter is paid in the form of Unilever shares. These shares are linked with a longer-term incentive arrangement which is described below.

The annual bonus will be payable in March 2003 in respect of the calendar year 2002. Up to 80% of your annual bonus will be awarded by reference to company results for the year 2002 and the remaining 20% will be awarded by reference to your personal performance.

3. Longer Term Incentives

3.1 Matching Shares
As mentioned in (2) above, one quarter of your annual bonus is paid in the form of Unilever shares. On its part the company will match this investment with the same number of shares. Both the “bonus shares” and the “matching shares” will have to be held for a period of three years. Once the three-year period has elapsed full ownership of the matching shares will pass to you.

3.2 Stock Options
The normal allocation of stock option grants is:

PLC shares: 80,000      NV shares: 12,000

The next grant of options (subject to the EPS conditions being met) will be made on 21st March 2002 and, in your case, will be provided under the Unilever NV 1997 Share Option Scheme. As you know the precise number of shares to be granted in 2002 will depend on the EPS results of the company for the prior financial year (2001).

3.3 LTIP in Restricted Shares
Under the Unilever TSR LTIP plan you will be allotted shares in Unilever equivalent in value to €800,000 for the year 2002. This award will be made on 21st March 2002. After three years 0 – 200% of the allotted shares will vest dependent upon Unilever’s TSR (Total Shareholding Return) ranking in a peer group of 20 other comparative companies.

4. Personal Shareholding requirement

As you are aware, as part of the LTIP arrangements you are required to build up a personal share-holding in Unilever equivalent in value to one and a half times your Base Salary over a period of five years. I attach, for your information, some guidelines on this point.

With kind regards,

Jan van der Bijl
Head of Private Administration

STRICTLY PERSONAL AND CONFIDENTIAL

Mr A C Butler

18 December 2001

Dear Clive,

Your Remuneration with effect from 1st January 2002

I am pleased to be able to confirm details of your remuneration package for next year. This will consist of the following elements:

1. Base Salary

With effect from 1st January 2002 your total annual base salary will amount to £510,000.

As you know, currently the payment of your base salary is split so that 75% is paid in the UK by PLC and the balance is payable in The Netherlands by NV. However, following extensive discussions with the UK and Dutch fiscs, it has now been tentatively agreed that, with effect from 2002, the following allocation of your base salary will apply:

•      €80,000 will be paid in The Netherlands by Unilever NV. This sum will be subject to Dutch wages and income tax.

•      The balance of your base remuneration (£460,000) will be payable in the UK by Unilever PLC. This sum will be subject to UK PAYE tax.

The UK Inland Revenue have given their approval to this revised method of allocation and we are hopeful that the Dutch fisc will give their formal approval shortly.

2. Annual Bonus

Your annual bonus entitlement for 2002 will range between 0% and 100% of your base remuneration of which one-quarter is paid in the form of Unilever shares. These shares are linked with a longer-term incentive arrangement which is described below.

Following discussions with the UK and Dutch fiscs it has been tentatively agreed that this annual bonus will be paid wholly by the parent company in the country in which you are based (i.e. in your case by Unilever PLC) but this has yet to be formally confirmed by the Dutch fisc. The annual bonus will be payable in March 2003 in respect of the calendar year 2002.

Up to 80% of your annual bonus will be awarded by reference to company results for the year 2002 and the remaining 20% will be awarded by reference to your personal performance.

3. Longer Term Incentives

3.1 Matching Shares
As mentioned in (2) above, one quarter of your annual bonus is paid in the form of Unilever shares. On its part the company will match this investment with the same number of shares. Both the “bonus shares” and the “matching shares” will have to be held for a period of three years. Once the three-year period has elapsed full ownership of the matching shares will pass to you.

3.2 Stock Options
The normal allocation of stock option grants is:

PLC shares: 50,000      NV shares: 7,500

The next grant of options (subject to the EPS conditions being met) will be made on 21st March 2002 and, in your case, will be provided under the Unilever PLC 1997 Share Option Scheme. As you know the precise number of shares to be granted in 2002 will depend on the EPS results of the company for the prior financial year (2001).

3.3 LTIP in Restricted Shares
Under the Unilever TSR LTIP plan you will be allotted shares in Unilever equivalent in value to €500,000 for the year 2002. This award will be made on 21st March 2002. After three years 0 – 200% of the allotted shares will vest dependent upon Unilever’s TSR (Total Shareholding Return) ranking in a peer group of 20 other comparative companies.

4. Personal Shareholding requirement

As you are aware, as part of the LTIP arrangements you are required to build up a personal share-holding in Unilever equivalent in value to one and a half times your Base Salary over a period of five years. I attach, for your information, some guidelines on this point.

With kind regards,

Jan van der Bijl
Head of Private Administration

STRICTLY PERSONAL AND CONFIDENTIAL

Mr P J Cescau

18 December 2001

Dear Patrick,

Your Remuneration with effect from 1st January 2002

I am pleased to be able to confirm details of your remuneration package for next year. This will consist of the following elements:

1. Base Salary

With effect from 1st January 2002 your total annual base salary will amount to €975,000.

As you know, currently the payment of your base salary is split so that 75% is paid in The Netherlands by NV and the balance is payable in UK by PLC. However, following extensive discussions with the UK and Dutch fiscs, it has now been tentatively agreed that, with effect from 2002, the following allocation of your base salary will apply:

•      £50,000 will be paid in the UK by Unilever PLC. This sum will be subject to UK PAYE tax.

•      The balance of your base remuneration (€895,000) will be payable in The Netherlands by Unilever N.V. This sum will be subject to Dutch wages and income tax.

The UK Inland Revenue have given their approval to this revised method of allocation and we are hopeful that the Dutch fisc will give their formal approval shortly.

2. Annual Bonus

Your annual bonus entitlement for 2002 will range between 0% and 100% of your base remuneration of which one-quarter is paid in the form of Unilever shares. These shares are linked with a longer-term incentive arrangement which is described below.

Following discussions with the UK and Dutch fiscs it has been tentatively agreed that this annual bonus will be paid wholly by the parent company in the country in which you are based (i.e. in your case by Unilever NV) but this has yet to be formally confirmed by the Dutch fisc. The annual bonus will be payable in March 2003 in respect of the calendar year 2002.

Up to 80% of your annual bonus will be awarded by reference to company results for the year 2002 and the remaining 20% will be awarded by reference to your personal performance.

3. Longer Term Incentives

3.1 Matching Shares
As mentioned in (2) above, one quarter of your annual bonus is paid in the form of Unilever shares. On its part the company will match this investment with the same number of shares. Both the “bonus shares” and the “matching shares” will have to be held for a period of three years. Once the three-year period has elapsed full ownership of the matching shares will pass to you.

3.2 Stock Options
The normal allocation of stock option grants is:

PLC shares: 50,000      NV shares: 7,500

The next grant of options (subject to the EPS conditions being met) will be made on 21st March 2002 and, in your case, will be provided under the Unilever NV 1997 Share Option Scheme. As you know the precise number of shares to be granted in 2002 will depend on the EPS results of the company for the prior financial year (2001).

3.3 LTIP in Restricted Shares
Under the Unilever TSR LTIP plan you will be allotted shares in Unilever equivalent in value to €500,000 for the year 2002. This award will be made on 21st March 2002. After three years 0 – 200% of the allotted shares will vest dependent upon Unilever’s TSR (Total Shareholding Return) ranking in a peer group of 20 other comparative companies.

4. Personal Shareholding requirement

As you are aware, as part of the LTIP arrangements you are required to build up a personal share-holding in Unilever equivalent in value to one and a half times your Base Salary over a period of five years. I attach, for your information, some guidelines on this point.

With kind regards,

Jan van der Bijl
Head of Private Administration

STRICTLY PERSONAL AND CONFIDENTIAL

Mr K B Dadiseth

18 December 2001

Dear Keki,

Your Remuneration with effect from 1st January 2002

I am pleased to be able to confirm details of your remuneration package for next year. This will consist of the following elements:

1. Base Salary

With effect from 1st January 2002 your total annual base salary will amount to £575,000.

As you know, currently the payment of your base salary is split so that 75% is paid in the UK by PLC and the balance is payable in The Netherlands by NV. However, following extensive discussions with the UK and Dutch fiscs, it has now been tentatively agreed that, with effect from 2002, the following allocation of your base salary will apply:

•      €80,000 will be paid in The Netherlands by Unilever NV. This sum will be subject to Dutch wages and income tax.

•      The balance of your base remuneration (£525,000) will be payable in the UK by Unilever PLC. This sum will be subject to UK PAYE tax.

The UK Inland Revenue have given their approval to this revised method of allocation and we are hopeful that the Dutch fisc will give their formal approval shortly.

2. Annual Bonus

Your annual bonus entitlement for 2002 will range between 0% and 100% of your base remuneration of which one-quarter is paid in the form of Unilever shares. These shares are linked with a longer-term incentive arrangement which is described below.

Following discussions with the UK and Dutch fiscs it has been tentatively agreed that this annual bonus will be paid wholly by the parent company in the country in which you are based (i.e. in your case by Unilever PLC) but this has yet to be formally confirmed by the Dutch fisc. The annual bonus will be payable in March 2003 in respect of the calendar year 2002.

Up to 80% of your annual bonus will be awarded by reference to company results for the year 2002 and the remaining 20% will be awarded by reference to your personal performance.

3. Longer Term Incentives

3.1 Matching Shares
As mentioned in (2) above, one quarter of your annual bonus is paid in the form of Unilever shares. On its part the company will match this investment with the same number of shares. Both the “bonus shares” and the “matching shares” will have to be held for a period of three years. Once the three-year period has elapsed full ownership of the matching shares will pass to you.

3.2 Stock Options
The normal allocation of stock option grants is:

PLC shares: 50,000      NV shares: 7,500

The next grant of options (subject to the EPS conditions being met) will be made on 21st March 2002 and, in your case, will be provided under the Unilever PLC 1997 Share Option Scheme. As you know the precise number of shares to be granted in 2002 will depend on the EPS results of the company for the prior financial year (2001).

3.3 LTIP in Restricted Shares
Under the Unilever TSR LTIP plan you will be allotted shares in Unilever equivalent in value to €500,000 for the year 2002. This award will be made on 21st March 2002. After three years 0 – 200% of the allotted shares will vest dependent upon Unilever’s TSR (Total Shareholding Return) ranking in a peer group of 20 other comparative companies.

4. Personal Shareholding requirement

As you are aware, as part of the LTIP arrangements you are required to build up a personal share-holding in Unilever equivalent in value to one and a half times your Base Salary over a period of five years. I attach, for your information, some guidelines on this point.

With kind regards,

Jan van der Bijl
Head of Private Administration

STRICTLY PERSONAL AND CONFIDENTIAL

Mr A van Heemstra

18 December 2001

Dear Andre,

Your Remuneration with effect from 1st January 2002

I am pleased to be able to confirm details of your remuneration package for next year. This will consist of the following elements:

1. Base Salary

With effect from 1st January 2002 your total annual base salary will amount to €650,000.

As you know, currently the payment of your base salary is split so that 75% is paid in The Netherlands by NV and the balance is payable in UK by PLC. However, following extensive discussions with the UK and Dutch fiscs, it has now been tentatively agreed that, with effect from 2002, the following allocation of your base salary will apply:

•      £50,000 will be paid in the UK by Unilever PLC. This sum will be subject to UK PAYE tax.

•      The balance of your base remuneration (€570,000) will be payable in The Netherlands by Unilever N.V. This sum will be subject to Dutch wages and income tax.

The UK Inland Revenue have given their approval to this revised method of allocation and we are hopeful that the Dutch fisc will give their formal approval shortly.

2. Annual Bonus

Your annual bonus entitlement for 2002 will range between 0% and 100% of your base remuneration of which one-quarter is paid in the form of Unilever shares. These shares are linked with a longer-term incentive arrangement which is described below.

Following discussions with the UK and Dutch fiscs it has been tentatively agreed that this annual bonus will be paid wholly by the parent company in the country in which you are based (i.e. in your case by Unilever NV) but this has yet to be formally confirmed by the Dutch fisc. The annual bonus will be payable in March 2003 in respect of the calendar year 2002.

Up to 80% of your annual bonus will be awarded by reference to company results for the year 2002 and the remaining 20% will be awarded by reference to your personal performance.

3. Longer Term Incentives

3.1 Matching Shares
As mentioned in (2) above, one quarter of your annual bonus is paid in the form of Unilever shares. On its part the company will match this investment with the same number of shares. Both the “bonus shares” and the “matching shares” will have to be held for a period of three years. Once the three-year period has elapsed full ownership of the matching shares will pass to you.

3.2 Stock Options
The normal allocation of stock option grants is:

PLC shares: 50,000      NV shares: 7,500

The next grant of options (subject to the EPS conditions being met) will be made on 21st March 2002 and, in your case, will be provided under the Unilever NV 1997 Share Option Scheme. As you know the precise number of shares to be granted in 2002 will depend on the EPS results of the company for the prior financial year (2001).

3.3 LTIP in Restricted Shares
Under the Unilever TSR LTIP plan you will be allotted shares in Unilever equivalent in value to €500,000 for the year 2002. This award will be made on 21st March 2002. After three years 0 – 200% of the allotted shares will vest dependent upon Unilever’s TSR (Total Shareholding Return) ranking in a peer group of 20 other comparative companies.

4. Personal Shareholding requirement

As you are aware, as part of the LTIP arrangements you are required to build up a personal share-holding in Unilever equivalent in value to one and a half times your Base Salary over a period of five years. I attach, for your information, some guidelines on this point.

With kind regards,

Jan van der Bijl
Head of Private Administration

STRICTLY PERSONAL AND CONFIDENTIAL

Mr R H P Markham

18 December 2001

Dear Rudy,

Your Remuneration with effect from 1st January 2002

I am pleased to be able to confirm details of your remuneration package for next year. This will consist of the following elements:

1. Base Salary

With effect from 1st January 2002 your total annual base salary will amount to £535,000.

As you know, currently the payment of your base salary is split so that 75% is paid in the UK by PLC and the balance is payable in The Netherlands by NV. However, following extensive discussions with the UK and Dutch fiscs, it has now been tentatively agreed that, with effect from 2002, the following allocation of your base salary will apply:

•      €80,000 will be paid in The Netherlands by Unilever NV. This sum will be subject to Dutch wages and income tax.

•      The balance of your base remuneration (£485,000) will be payable in the UK by Unilever PLC. This sum will be subject to UK PAYE tax.

The UK Inland Revenue have given their approval to this revised method of allocation and we are hopeful that the Dutch fisc will give their formal approval shortly.

2. Annual Bonus

Your annual bonus entitlement for 2002 will range between 0% and 100% of your base remuneration of which one-quarter is paid in the form of Unilever shares. These shares are linked with a longer-term incentive arrangement which is described below.

Following discussions with the UK and Dutch fiscs it has been tentatively agreed that this annual bonus will be paid wholly by the parent company in the country in which you are based (i.e. in your case by Unilever PLC) but this has yet to be formally confirmed by the Dutch fisc. The annual bonus will be payable in March 2003 in respect of the calendar year 2002.

Up to 80% of your annual bonus will be awarded by reference to company results for the year 2002 and the remaining 20% will be awarded by reference to your personal performance.

3. Longer Term Incentives

3.1 Matching Shares
As mentioned in (2) above, one quarter of your annual bonus is paid in the form of Unilever shares. On its part the company will match this investment with the same number of shares. Both the “bonus shares” and the “matching shares” will have to be held for a period of three years. Once the three-year period has elapsed full ownership of the matching shares will pass to you.

3.2 Stock Options
The normal allocation of stock option grants is:

PLC shares: 50,000      NV shares: 7,500

The next grant of options (subject to the EPS conditions being met) will be made on 21st March 2002 and, in your case, will be provided under the Unilever PLC 1997 Share Option Scheme. As you know the precise number of shares to be granted in 2002 will depend on the EPS results of the company for the prior financial year (2001).

3.3 LTIP in Restricted Shares
Under the Unilever TSR LTIP plan you will be allotted shares in Unilever equivalent in value to €500,000 for the year 2002. This award will be made on 21st March 2002. After three years 0 – 200% of the allotted shares will vest dependent upon Unilever’s TSR (Total Shareholding Return) ranking in a peer group of 20 other comparative companies.

4. Personal Shareholding requirement

As you are aware, as part of the LTIP arrangements you are required to build up a personal share-holding in Unilever equivalent in value to one and a half times your Base Salary over a period of five years. I attach, for your information, some guidelines on this point.

With kind regards,

Jan van der Bijl
Head of Private Administration

STRICTLY PERSONAL AND CONFIDENTIAL

Mr C B Strauss

18 December 2001

Dear Charlie,

Your Remuneration with effect from 1st January 2002

I am writing to confirm details of your remuneration package for next year. This will consist of the following elements:

1. Base Salary

Your total annual base salary will remain at US$1,000,000.

2. Annual Bonus

Your annual bonus entitlement for 2002 will range between 0% and 100% of your base remuneration of which one-quarter is paid in the form of Unilever shares. These shares are linked with a longer-term incentive arrangement which is described below.

3. Longer Term Incentives

3.1 Matching Shares
As mentioned in (2) above, one quarter of your annual bonus is paid in the form of Unilever shares. On its part the company will match this investment with the same number of shares. Both the “bonus shares” and the “matching shares” will have to be held for a period of three years. Once the three-year period has elapsed full ownership of the matching shares will pass to you.

3.2 Stock Options
The normal allocation of stock option grants is:

PLC shares: 80,000      NV shares: 12,000

The next grant of options (subject to the EPS conditions being met) will be made on 21st March 2002. As you know the precise number of shares to be granted in 2002 will depend on the EPS results of the company for the prior financial year (2001).

3.3 LTIP in Restricted Shares

Under the Unilever TSR LTIP plan you will be allotted shares in Unilever equivalent in value to €400,000 for the year 2002. This award will be made on 21st March 2002. After three years 0 – 200% of the allotted shares will vest dependent upon Unilever’s TSR (Total Shareholding Return) ranking in a peer group of 20 other comparative companies.

4. Personal Shareholding requirement

As you are aware, as part of the LTIP arrangements you are required to build up a personal share-holding in Unilever equivalent in value to one and a half times your Base Salary over a period of five years. I attach, for your information, some guidelines on this point.

With kind regards,

Jan van der Bijl
Head of Private Administration

STRICTLY PERSONAL AND CONFIDENTIAL

Mr C B Strauss

6 March 2002

Dear Charlie,

Your Remuneration with effect from 1st January 2002

In my letter of 18th December 2001 I gave you details of your remuneration package for 2002. At that time I confirmed that your base salary would continue at the rate of $1,000,000 per annum.

I have since advised you that, as a result of discussions with the UK and Dutch fiscal authorities, it would be necessary to split the payment of this salary between the UK, The Netherlands and the USA. This is in order to reflect the fact that, as well as your HPC North America responsibilities, you are a Main Board director of NV and PLC.

As a result it is proposed that your salary should be split as follows:

Payable in the USA	$859,545
Payable in the UK	$70,915	(equivalent to £50,000 @ 1.4183)
Payable in NL	$69,540	(equivalent to €80,000 @ 0.8692)
Total	$1,000,000

The figures of £50,000 and 80,000 are the agreed amounts payable in respect of the PLC and NV Board-room responsibilities.

We will arrange for the UK and Dutch elements (after deduction of UK and Dutch tax) to be paid direct to your US bank account in US$. On an annual basis we will make the necessary currency calculations to ensure that, in total, you would have received the equivalent of $1,000,000 gross.

All other cash elements of your remuneration package (such as annual bonus) will continue to be paid in the USA.

In order to be in line with the arrangements made for the other directors (and in order to satisfy the UK and Dutch fiscs) we will take the necessary steps to ensure that the salary split takes effect, retroactively, from 1st January 2002.

With kind regards,

Jan van der Bijl
Head of Private Administration